

May 3, 2011

<u>Via E-mail</u>
Mr. Gregory G. Marlier
Chief Financial Officer
Vista Gold Corp
Suite 5, 7961 Shaffer Parkway
Littleton, CO 80127

  Re: **Vista Gold Corp**
     Form 10-K for the Fiscal Year Ended 12/31/2010
     Filed March 14, 2011

Dear Mr. Marlier:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       /s/ H. Roger Schwall

       H. Roger Schwall
       Assistant Director

cc: Jason Brenkert, Esq.